February 18, 2025

Jennifer D. Whalen
Chief Financial Officer
Bristow Group Inc.
3151 Briarpark Drive
Suite 700
Houston, TX 77042

        Re: Bristow Group Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Filed March 6, 2024
            File No. 001-35701
Dear Jennifer D. Whalen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation